                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Number 333-21985




                             SUBJECT TO COMPLETION
                                  JUNE 9, 1997

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 19, 1997)

                                        $125,000,000
                           UNITED COMPANIES FINANCIAL CORPORATION
                                            LOGO
                               % SUBORDINATED NOTES DUE 2005

                            ------------------------
     The      % Subordinated Notes Due 2005 (the "Notes") of United Companies
Financial Corporation (the "Company") will mature on July 1, 2005 and are not redeemable prior to maturity. Interest on the Notes will be payable semiannually on January 1 and July 1 of each year, commencing January 1, 1998. The Notes will be unsecured, subordinate and junior in right of payment to the prior payment in full of all existing or future Senior Indebtedness (as defined in the Prospectus) of the Company. See "Description of the Notes."

     The Notes will be represented by one or more Global Notes registered in the name of The Depository Trust Company's ("DTC") nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."

      SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE S-9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                       PRICE TO            UNDERWRITING        PROCEEDS TO
                                                       PUBLIC(1)            DISCOUNT(2)       COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Note......................................             %                     %                  %
-------------------------------------------------------------------------------------------------------------
Total.........................................       $125,000,000                $                  $
=============================================================================================================

(1) Plus accrued interest, if any, from June   , 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $        payable by the Company.

                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes
will be made in New York, New York on or about June      , 1997.
                            ------------------------
MERRILL LYNCH & CO.                                         SALOMON BROTHERS INC
                            ------------------------
            The date of this Prospectus Supplement is June   , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF NOTES TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus, this Prospectus Supplement and the Consolidated Financial Statements, including the notes thereto, included herein and incorporated herein by reference. Unless the context otherwise requires, references in this Prospectus Supplement to the "Company" include the Company and its consolidated subsidiaries. Capitalized terms used in this Prospectus Supplement but not defined herein shall have the meanings set forth in the Prospectus unless otherwise provided herein.

                                  THE COMPANY

     United Companies Financial Corporation (the "Company" or "UCFC"), founded in 1946, is a financial services holding company engaged in consumer lending. The Company's lending operations primarily are focused on the origination, purchase, sale and servicing of first mortgage, non-conventional, home equity loans which typically are used by the borrower to refinance an existing first mortgage in order to finance home improvements or for debt consolidation. These home equity loans, which consist of fixed and variable rate mortgage loans, are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and which are available through most commercial banks and many other lending institutions.

     The Company's home equity loans are originated primarily through the following origination channels: (i) a retail branch network conducted through United Companies Lending Corporation(R) ("UC Lending") and (ii) a wholesale operation conducted through UNICOR MORTGAGE(R), Inc. ("UNICOR") and GINGER MAE(R), Inc. ("GINGER MAE"), and through a bulk loan purchase program conducted by Southern Mortgage Acquisition, Inc. ("SMA").

RETAIL ORIGINATION SOURCES

        UC LENDING: During 1996, UC Lending continued its focus on strengthening its branch network by opening 45 new offices while closing 10 offices, ending the year with 185 offices in 42 states. Also in 1996, UC Lending focused on employee training programs, which included training over 1,000 originators.

WHOLESALE ORIGINATION SOURCES

        UNICOR: UNICOR continued to target the broker and correspondent community and was successful in adding an additional 770 brokers and correspondents for a total at December 31, 1996 of approximately 2,840. Geographically, UNICOR expanded its operations to an additional 4 states for a total of 48 at year end.

        GINGER MAE: GINGER MAE operates through financial institutions (banks, thrifts, and credit unions) and increased the number of financial institutions it serves from 240 at December 31, 1995 to 342 in a total of 26 states at December 31, 1996.

        SMA: SMA conducts a bulk loan purchasing program which, depending upon market conditions, purchases pools of home equity loans from other lenders.

     Set forth below are the dollar amounts of the home equity loan originations of each of the above origination channels of the Company for the periods indicated:

                                          THREE MONTHS ENDED
                                              MARCH 31,            YEAR ENDED DECEMBER 31,
                                          ------------------    ------------------------------
                                           1997       1996        1996        1995       1994
                                          -------    -------    --------    --------    ------
                                                        (IN MILLIONS OF DOLLARS)
UC Lending..............................   $294.6     $263.6    $1,110.9    $  939.1    $691.0
UNICOR..................................    135.7      101.9       570.1       423.0     192.1
GINGER MAE..............................     33.2       17.4       118.9        50.8      10.1
SMA.....................................     73.5       11.8       441.4       128.6      15.7
                                           ------     ------    --------    --------    ------
          Total.........................   $537.0     $394.7    $2,241.3    $1,541.5    $908.9
                                           ======     ======    ========    ========    ======

     The Company's strategy for increasing loan production is to focus on further strengthening its retail branch network, particularly through increased direct marketing efforts, while continuing to originate loan products through its wholesale operations. The Company intends to achieve this strategy through the systematic expansion of its branch network and the further leveraging of this network by originating more of its loan products, including new product types, through the existing branches. The Company believes that its retail branch network provides it with a competitive advantage when compared to other companies which rely more heavily on wholesale origination, as the retail system is the Company's lowest cost origination channel on a per loan originated basis, net of fees, and it provides a direct source of originations without relying solely on third parties to source loan production. Furthermore, the Company believes the successful development of a nationwide branch network would require any competitor to commit significant time and resources.

     In addition to home equity loans, the Company's lending operations include manufactured housing loan products offered through its wholly owned subsidiary, United Companies Funding Inc. ("UCFI"). These manufactured housing contracts are made primarily to finance the purchase of new or used manufactured homes and typically are secured by a first lien security interest in the manufactured homes. UCFI completed its first full year of operations by producing $118.8 million in manufactured housing contracts (including land-and-home contracts) in 1996, and in the first quarter of 1997 produced $45.3 million in such contracts compared to $14.9 million in the first quarter of 1996, representing an increase of 204%. The manufactured housing unit originates loan products through dealers and directly to the consumer. At December 31, 1996, UCFI operated in 31 states through 1,725 dealers. The Company also began offering in mid-1996 a secured credit card product targeted to the Company's home equity loan customer base. These credit card loans are secured by a second lien, behind the Company's first lien, on the borrower's residence.

     Substantially all of the home equity loans and manufactured housing contracts originated or acquired by the Company are sold. The primary source of funding for loan originations is derived from the reinvestment of proceeds from the sale of these products in the secondary market, which sales totaled approximately $2.5 billion and $2.7 billion for the years 1996 and 1995, respectively, and $0.6 billion and $0.7 billion in the first quarters of 1997 and 1996, respectively. Since 1985, the Company has sold home equity loans originated by it in the secondary market, initially in transactions with government-sponsored mortgage agencies or conduits, later in private placement transactions with financial institutions and, since the second quarter of 1993, through shelf registration statements filed with the Securities and Exchange Commission by subsidiaries of the Company. Approximately $5.7 billion of pass-through certificates backed primarily by first mortgage home equity loans originated or purchased by the Company through its origination channels have been issued under the registration statements and publicly sold since 1993. Since 1996, the Company has issued and publicly sold approximately $240 million of manufactured housing certificates. The Company intends to continue to effect securitization transactions on a quarterly basis, but the amount and timing of sales of securities under the shelf registration statements will depend upon market and other conditions affecting the operations of the Company.

     The Company believes its loan securitizations improve its access to funding and thereby provide a distribution outlet sufficient to meet the Company's expanded home equity and manufactured home loan production. Increased loan production and the Company's reduced cost of funding from securitizations are the primary reasons that income from continuing operations before income taxes for the Company rose to $133.9 million in 1996 from $102.7 million in 1995 and $31.5 million in the first quarter of 1997 compared to $26.9 million in the first quarter of 1996. For additional information regarding the Company's results of operations, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     During the three month period ending March 31, 1997, the Company increased its home equity servicing portfolio by $261.6 million to a total of approximately $4.3 billion. The percentage of home equity loans delinquent for thirty days or more and in default declined 25 basis points to 10.35% at March 31, 1997 from 10.60% at December 31, 1996. Net charge-offs on home equity loans were $7.0 million for the first quarter of 1997 compared to $5.1 million for the fourth quarter of 1996. The annualized charge-off rate on the average home equity loans serviced for the three months ended March 31, 1997 was 0.67% compared to 0.43% for the same period in 1996 and 0.51% for the year ended December 31, 1996.

                              RECENT DEVELOPMENTS

     New $800 Million UCFC Credit Facility. In April 1997, the Company entered into a three-year $800 million senior unsecured revolving credit facility syndicated with a total of 22 participating lenders (the "Credit Facility"). First Union National Bank is administrative agent, Morgan Guaranty Trust Company of New York is documentation agent and Bank of America, The Bank of New York and Fleet Bank are managing agents. This facility replaced a $350 million warehouse facility provided by a syndicate of commercial banks and certain lines of credit totaling $107 million. The Credit Facility provides for revolving loans, swingline loans and letters of credit and provides for either a floating rate of interest based on the federal funds rate or a fixed rate of interest based on LIBOR. Proceeds of the Credit Facility may be used for general corporate purposes, including interim funding of loan originations, and to refinance existing debt. The Credit Facility agreement contains representations and warranties and financial and other covenants customary for such an agreement. Certain subsidiaries of the Company, including United Companies Lending Group, Inc. ("UCLG"), UC Lending, UNICOR, GINGER MAE, SMA and UCFI have guaranteed the Company's obligations under the Credit Facility.

     SFAS No. 125. The Company implemented Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125") in the first quarter of 1997. As a result, the Company's earnings were positively affected by $4.5 million (or $0.14 per share on a fully diluted basis) after tax. The Company believes that SFAS 125 will not have a material effect on future operations.

                                  THE OFFERING

Notes......................  $125,000,000 aggregate principal amount of      %
                             Subordinated Notes due July 1, 2005.

Maturity...................  July 1, 2005.

Interest Payment Dates.....  January 1 and July 1 of each year, commencing
                             January 1, 1998.

Optional Redemption........  The Notes are not redeemable prior to maturity.

Ranking....................  The Notes will be unsecured obligations and will rank subordinate and junior in right of payment to the prior payment of all existing and future Senior Indebtedness of the Company. As of May 31, 1997, Senior Indebtedness of the Company and its subsidiaries aggregated approximately $958.0 million. See "Description of the Notes -- General" and "-- Ranking," and "Description of Debt Securities -- Subordination" in the Prospectus.

Covenants..................  The Notes contain certain covenants which, subject to certain limitations described herein, limit the Company's ability to incur liens on its assets, require the Company to maintain a specified level of net worth and Fixed Charge Coverage Ratio and restrict certain mergers and consolidations of the Company with other corporations and the sale of all or substantially all of the Company's assets. See "Description of the Notes -- Covenants." The Notes do not contain any other provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The Notes do not contain any other financial ratios or specified levels of liquidity to which the Company must adhere. In addition, the Notes do not contain any provision which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

Use of Proceeds............  The net proceeds of the offering will be used (i)
                             to reduce borrowings under the Credit Facility, and
                             (ii) for general corporate purposes, which may include the financing of continued expansion of the Company's lending operations. See "Use of Proceeds."

                       SELECTED FINANCIAL AND OTHER DATA

     The selected financial data set forth below are derived from the Company's Consolidated Financial Statements and related notes. The Company's Consolidated Balance Sheets at December 31, 1996 and 1995, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1996, 1995 and 1994 and notes thereto were audited by Deloitte & Touche LLP, independent certified public accountants, and are incorporated by reference herein and available as described under "Incorporation of Certain Documents by Reference" and "Available Information" in the Prospectus. The Company's Consolidated Financial Statements should be read in conjunction with this table and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The financial information and other data set forth for the three months ended March 31, 1997 and 1996 are unaudited; however, in the opinion of the Company's management, the accompanying financial information contains all adjustments, consisting only of normal accruals, necessary to present fairly the financial information for such periods. In July 1996, the Company sold United Companies Life Insurance Company ("UCLIC") and the financial information and other data set forth herein have been restated to reflect the fact that the operations of UCLIC have been classified as discontinued operations. The results of operations for the three months ended March 31, 1997 may not be indicative of results of operations to be expected for the full year.

                                                     THREE MONTHS
                                                         ENDED
                                                    MARCH 31,(1)(2)                  YEAR ENDED DECEMBER 31,(1)
                                                  -------------------   ----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Loan sale gains.................................  $ 47,196   $ 39,809   $199,030   $142,156   $ 86,735   $ 59,441   $ 30,165
Finance income, fees earned and other loan
  income........................................    38,997     27,300    125,306     97,759     85,796     57,716     48,004
Investment income...............................     4,748      2,881     13,156      7,403      2,963      1,408        954
Other...........................................     1,481      1,182      5,066      5,332      3,668      2,747      3,569
                                                  --------   --------   --------   --------   --------   --------   --------
Total revenues..................................    92,422     71,172    342,558    252,650    179,162    121,312     82,692
Total expenses..................................    60,925     44,280    208,701    149,985    104,168     80,886     65,892
                                                  --------   --------   --------   --------   --------   --------   --------
Income from continuing operations before income
  taxes.........................................    31,497     26,892    133,857    102,665     74,994     40,426     16,800
Provision for income taxes......................    11,339      9,663     47,665     37,740     26,298     13,751      6,164
                                                  --------   --------   --------   --------   --------   --------   --------
Income from continuing operations...............    20,158     17,229     86,192     64,925     48,696     26,675     10,636
Income (loss) from discontinued operations......        --        610     (4,532)     4,543        838    (15,100)      (390)
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income....................................  $ 20,158   $ 17,839   $ 81,660   $ 69,468   $ 49,534   $ 11,575   $ 10,246
                                                  ========   ========   ========   ========   ========   ========   ========
PER SHARE DATA(3):
Primary:
  Income from continuing operations.............  $    .63   $    .54   $   2.69   $   2.13   $   1.71   $   1.19   $    .54
  Income (loss) from discontinued operations....        --        .02       (.14)       .15        .03       (.68)      (.02)
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income....................................  $    .63   $    .56   $   2.55   $   2.28   $   1.74   $    .51   $    .52
                                                  ========   ========   ========   ========   ========   ========   ========
Fully diluted:
  Income from continuing operations.............  $    .62   $    .53   $   2.64   $   2.10   $   1.71   $   1.13   $    .54
  Income (loss) from discontinued operations....        --        .02       (.14)       .15        .03       (.64)      (.02)
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income....................................  $    .62   $    .55   $   2.50   $   2.25   $   1.74   $    .49   $    .52
                                                  ========   ========   ========   ========   ========   ========   ========
Weighted average shares outstanding:
  Primary.......................................    31,873     31,948     31,994     30,501     28,490     22,208     19,834
  Fully diluted.................................    32,553     32,725     32,677     30,903     28,490     23,706     19,834
Cash dividends..................................  $    .08   $    .07   $    .29   $    .20   $  .1818   $  .1546   $  .1364
Book value per common share -- period end.......     12.28       9.94      11.73       9.47       7.38       5.73       4.85
BALANCE SHEET DATA -- PERIOD END:
Loans -- net....................................  $119,811   $ 91,542   $118,750   $ 68,393   $ 43,942   $ 55,165   $ 62,511
Interest-only and residual certificates:
  Certificated interests........................   458,464    302,146    426,393    280,985    174,031    105,917     60,678
  Temporary investments -- reserve accounts.....   287,775    179,037    251,183    155,254     81,980     27,672      7,627
  Allowance for losses on loans serviced........   (79,582)   (48,490)   (73,102)   (44,970)   (26,822)   (12,937)    (7,015)
                                                  --------   --------   --------   --------   --------   --------   --------
        Total...................................   666,657    432,693    604,474    391,269    229,189    120,652     61,290
                                                  ========   ========   ========   ========   ========   ========   ========
Total assets....................................   991,326    803,933    925,273    708,730    479,719    365,310    308,430
Notes payable...................................   446,996    336,883    425,671    265,756    223,668    165,500    191,100
Total liabilities...............................   555,327    437,680    504,996    356,256    277,634    211,942    212,172
Stockholders' equity............................   435,999    366,253    420,277    352,474    202,085    153,368     96,258

                                            THREE MONTHS ENDED
                                              MARCH 31,(1)(2)                       YEAR ENDED DECEMBER 31,(1)
                                          -----------------------   ----------------------------------------------------------
                                             1997         1996         1996         1995         1994        1993       1992
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
OTHER DATA:
Home equity loan production.............  $  543,471   $  394,664   $2,244,458   $1,541,537   $  908,821   $539,868   $301,234
Manufactured housing loan production....      41,625       14,903      116,920          887          N/A        N/A        N/A
Average home equity loan size...........          56           50           56           49           41         39         28
Home equity loans serviced..............   4,301,708    2,892,158    4,040,138    2,701,481    1,683,698   1,125,139   819,448
Total loans serviced....................   4,501,199    2,963,035    4,202,121    3,012,164    2,032,405   1,568,781  1,367,822
Loan origination fees as % of retail
  production............................        7.1%         7.2%         7.3%         7.3%         7.5%       7.7%       7.8%
Weighted average interest spread
  retained on home equity loans sold....        4.65         4.86         4.80         4.98         4.49       6.06       4.56
Home equity loans 30 or more days past
  due as a % of loans owned and/or
  serviced:
  30-59 days............................        3.20         1.96         3.39         2.73         2.13       2.05       1.97
  60-89 days............................        0.83         0.38         1.31         0.61         0.46       0.64       1.08
  90+ days..............................        0.45         0.23         0.71         0.28         0.17       0.74       2.44
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
        Total...........................        4.48         2.57         5.41         3.62         2.76       3.43       5.49
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Home equity loans in default as a % of
  loans owned and/or serviced:
  Foreclosures in process...............        3.87         3.17         3.36         2.78         3.01       2.81       1.50
  Bankruptcy............................        2.00         1.94         1.83         1.75         1.90       2.02       1.77
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
        Total...........................        5.87         5.11         5.19         4.53         4.91       4.83       3.27
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Total home equity loans 30 or more days
  past due and in default as a % of
  loans owned and/or serviced...........       10.35         7.68        10.60         8.15         7.67       8.26       8.76
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
Home equity loans charged off as a % of
  average loans owned and/or
  serviced(4)...........................        0.67         0.43         0.51         0.56         0.84       0.88       0.59
Debt as a % of total
  capitalization(5).....................        43.2         39.9         42.9         35.9         47.0       41.6       57.3
Stockholders' equity as a % of total
  assets................................        44.0         45.6         45.4         49.7         42.1       42.0       31.2
Stockholders' equity as a % of managed
  assets................................         7.9          9.7          8.2          9.5          8.0        7.9        5.7

---------------

(1) On February 2, 1996, the Company signed an agreement to sell all of the outstanding capital stock in its wholly owned life insurance subsidiary, UCLIC, and on July 24, 1996, the Company concluded such sale. Also, on April 10, 1995, the Company decided to dispose of its investments in its wholly owned subsidiary, United General Title Insurance Company ("UGTIC"), and on February 29, 1996, the sale of UGTIC was completed. In addition, on May 7, 1993, the Company announced its decision to dispose of the net assets and operations of Foster Mortgage Corporation ("FMC"), a wholly owned subsidiary of the Company. The operations of UCLIC, UGTIC and FMC have been reclassified as discontinued operations and the prior years' financial statements of the Company included herewith have been reclassified accordingly.
(2) The Company implemented SFAS 125 during the quarter ended March 31, 1997. As a result of the implementation of SFAS 125, net income for the three months ended March 31, 1997 was increased by $4.5 million or $0.14 per share on a fully diluted basis. In addition, the amounts previously reflected on the Company's balance sheets as "Capitalized excess servicing income" and "Temporary investments -- reserve accounts" have been reclassified as "Interest-only and residual certificates" and are net of the allowance for loan losses on serviced loans (recorded in connection with loan sale transactions), such allowance having been previously recorded as a liability. The allowance for loan losses on serviced loans is a component in determining the fair value of the interest-only and residual certificates.
(3) All share and per share data have been adjusted to reflect stock dividends.
(4) Annualized for the three months ended March 31.
(5) Debt as a % of total capitalization excludes debt attributed to the warehousing of loans.

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following non-exclusive factors could cause actual results to differ materially from historical results or those anticipated: (1) changes in the performance of the financial markets, in the demand for and market acceptance of the Company's products, and in general economic conditions, including interest rates; (2) the presence of competitors with greater financial resources and the impact of competitive products and pricing; (3) the effect of the Company's policies; and (4) the continued availability to the Company of adequate funding sources.

                           INVESTMENT CONSIDERATIONS

     An investment in the Notes involves certain risks. Prospective investors should carefully consider the following investment considerations, in addition to the other information contained in the Prospectus and this Prospectus Supplement, in evaluating an investment in the Notes offered hereby.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are a new issue of securities for which there is currently no market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through The Nasdaq Stock Market. The Underwriters have informed the Company that, subject to applicable laws and regulations, they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Notes. If active public markets for the Notes do not develop, the market prices and liquidity of the Notes may be adversely affected. See "Underwriting."

SUBORDINATION

     The Notes will be expressly subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including any amounts owing or guaranteed under the Credit Facility. Neither the Indenture nor the Notes will limit the ability of the Company to incur additional Senior Indebtedness or other indebtedness. By reason of the subordination of the Notes, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full and there can be no assurance that there will be sufficient assets to pay amounts due on any or all of the Notes. See "Description of the Notes -- Ranking."

     Since the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization generally will be subject to the prior claims of such subsidiary's creditors. In addition, as a holding company, the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its subsidiaries. Because certain subsidiaries of the Company have guaranteed the Company's obligations under the Credit Facility, claims by the banks under the Credit Facility against such subsidiaries are senior to the claims of holders of the Notes. In addition to the borrowings guaranteed under the Credit Facility, certain of the Company's subsidiaries have incurred, and will continue to incur, additional indebtedness for borrowed money to finance their lending operations pursuant to warehouse facilities. Neither the Indenture nor the Notes limit the indebtedness (including guarantees) that may be incurred by the Company's subsidiaries.

ACCESS TO CAPITAL MARKETS AND FUNDING SOURCES

     The Company has a continuing need for capital to finance its lending operations. Currently, the principal cash requirements of the Company's lending operations arise from loan originations, deposits to reserve accounts, repayments of debt borrowed under the Credit Facility and the Senior Notes (as defined herein), payments of operating and interest expenses, and income taxes related to securitization transactions. Loan production is funded principally through proceeds of the Credit Facility and warehouse facilities pending sales in securitizations. The Company's borrowings are in turn repaid with the proceeds received by the Company from selling such loans through securitizations. There can be no assurance that such facilities will continue to be available on terms reasonably satisfactory to the Company or at all. Any failure to renew or obtain adequate funding under these financing facilities or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company's results of operations and financial condition.

     The Company relies significantly upon securitizations to generate cash proceeds for repayment of borrowings under the Credit Facility and warehouse facilities and to create availability to originate and purchase additional loans. The ability of the Company to sell loans and/or asset-backed securities in the secondary market, or an alternative source of funding loan production, is essential for continuation of the Company's loan origination operations. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans and the Company's ability to obtain credit enhancement. A prolonged, substantial reduction in the size of the secondary market for home equity loans may adversely affect the Company's ability to sell its loan originations and/or asset-backed securities in the secondary market with consequent adverse impact on the Company's profitability and future originations. Moreover, market and other considerations could affect the timing of the Company's securitization transactions and delays in such sales could reduce the amount of gains recognized from the sale of loans in a given quarter.

VALUATION OF INTEREST-ONLY AND RESIDUAL CERTIFICATES AND CAPITALIZED MORTGAGE SERVICING RIGHTS

     In its securitization transactions, the Company receives as an investment the interest-only and residual certificates created as a result of such securitizations. In addition, under SFAS 125, the Company also recognizes as an asset the capitalized value of mortgage servicing rights (including normal servicing and other ancillary fees). These assets constitute a substantial portion of the Company's total assets and the loan sale gains resulting from securitizations represent a substantial portion of income.

     Realization of the value of these interest-only and residual certificates and capitalized mortgage servicing rights in cash is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flows associated with such loans. If actual experience differs from the assumptions used in the determination of the value of these assets, future cash flows and earnings could be negatively impacted and the Company could be required to write down the value of its interest-only and residual certificates and capitalized mortgage servicing rights and could result in different assumptions which may lower the income recorded as loan sale gains on future loan securitizations. The Company believes that there is no active market for the sale of its interest-only and residual certificates or its capitalized mortgage servicing rights. No assurance can be given that these assets could be sold at their stated value on the balance sheet, if at all. The interest-only and residual certificates are required to be classified as trading securities and fluctuations in the interest rate environment can also affect the carrying value of these assets, with the changes in unrealized gain or loss recorded in the results of operations in the period of change in value.

COMPETITION

     As a purchaser and originator of non-conventional mortgage loans, the Company faces increasing competition. Certain large national finance companies, commercial banks, thrifts, credit card originators and conforming mortgage originators, with greater capitalization and financial resources, have adapted their origination programs and allocated resources to the origination of non-conforming loans. In addition, Fannie Mae and Freddie Mac have taken recent actions which indicate an interest in becoming involved in the secondary market for home equity loans. Such actions include the issuance of securities backed by loans of a lower credit quality than historically has been the case and the implementation of automated underwriting systems that could be used to originate home equity loans. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's financial condition and results of operations.

CERTAIN LEGAL RISKS

     The Company's operations and origination activities are subject to extensive laws, regulations, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. In addition, the nature of the Company's business is such that it is routinely involved in litigation and is a party to or subject to other items of pending or threatened litigation.

     There are currently proposed various laws, rules and regulations, which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from this offering are expected to be
approximately $          . The net proceeds of the offering will be used (i) to
reduce borrowings under the Credit Facility, and (ii) for general corporate purposes, which may include the financing of continued expansion of the Company's lending operations.

                               RATIOS OF EARNINGS

     The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the three months ended March 31, 1997 and for each of the years in the five-year period ended December 31, 1996.

     The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

RATIO OF EARNINGS TO FIXED CHARGES

 THREE MONTHS         YEAR ENDED DECEMBER 31,
ENDED MARCH 31,   --------------------------------
     1997         1996   1995   1994   1993   1992
---------------   ----   ----   ----   ----   ----
     3.4x         4.2x   4.7x   5.9x   4.6x   2.4x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS*

 THREE MONTHS         YEAR ENDED DECEMBER 31,
ENDED MARCH 31,   --------------------------------
     1997         1996   1995   1994   1993   1992
---------------   ----   ----   ----   ----   ----
     2.9x         3.5x   4.0x   5.9x   4.4x   2.4x

---------------

* The Company had no preferred stock outstanding other than for a portion of the year ended December 31, 1993 and from and after June 16, 1995. The preferred stock dividends declared during such periods have been increased to an amount representing the pre-tax earnings which would be required to cover such dividends.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1997 and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                              AS OF MARCH 31, 1997
                                                              --------------------
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    --------
                                                                 (IN THOUSANDS)
DEBT:
  Notes payable -- current..................................  $101,909    $  6,642
  Notes payable -- long term................................    20,087      20,087
  7% Senior Notes due July 15, 1998.........................   100,000     100,000
  9.35% Senior Notes due November 1, 1999...................   125,000     125,000
  7.70% Senior Notes due January 15, 2004...................   100,000     100,000
    % Subordinated Notes due July 1, 2005...................        --     125,000
                                                              --------    --------
          Total debt........................................   446,996     476,729

STOCKHOLDERS' EQUITY:
  Preferred stock, $2 par value;
     Authorized -- 20,000,000 shares; Issued -- 1,955,000
      shares of 6 3/4%
     PRIDES(SM) ($44 per share liquidation preference)......     3,910       3,910
  Common stock, $2 par value;
     Authorized -- 100,000,000 shares; Issued -- 29,654,508
      shares(1).............................................    59,309      59,309
  Additional paid-in capital................................   185,202     185,202
  Net unrealized gain on securities.........................        38          38
  Retained earnings.........................................   207,044     207,044
  Treasury stock and ESOP debt..............................   (19,504)    (19,504)
                                                              --------    --------
          Total stockholders' equity........................   435,999     435,999
                                                              --------    --------
            Total capitalization............................  $882,995    $912,728
                                                              ========    ========

---------------

(1) Does not include 1,594,316 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plans as of March 31, 1997.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under a Subordinated Indenture dated as of February 19, 1997 (the "Indenture") entered into by the Company and The Bank of New York, as trustee (the "Trustee"), as supplemented. The following summaries of certain provisions of the Notes and the Indenture, a copy of which has been incorporated by reference as an exhibit to the Registration Statement of which the Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Capitalized terms used in "Description of the Notes" have the meanings attributed to them in the Notes or the Indenture unless otherwise defined herein.

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the Prospectus, to which reference is hereby made.

GENERAL

     The Notes will be limited to $125 million aggregate principal amount and will mature on July 1, 2005. The Notes will bear interest at the rate set forth on the front cover of this Prospectus Supplement from June , 1997, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998, to the registered holders at the close of business on the December 15 or June 15 preceding such January 1 or July 1, whether or not such day is a business day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

RANKING

     The Notes will be general unsecured obligations and will be subordinated in right of payment to the prior payment in full of all existing or future Senior Indebtedness of the Company, including, without limitation, amounts due under the Credit Facility and the 7.70% Senior Notes due January 15, 2004, the 9.35% Senior Notes due November 1, 1999 and the 7% Senior Notes due July 15, 1998 (collectively, the "Senior Notes"). Each of the Senior Notes contains covenants identical to the covenants contained in the Notes. See "Description of Debt Securities -- Subordination" in the Prospectus.

     The Company is a holding company whose principal assets are the stock of UCLG, UC Lending, UNICOR, GINGER MAE, SMA, UCFI and United Companies Realty & Development Company, Inc. Since the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any Subsidiary upon the latter's liquidation or recapitalization generally will be subject to the prior claims of the Subsidiary's creditors. In addition, as a holding company, the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its Subsidiaries. Because certain Subsidiaries of the Company, including UCLG, UC Lending, UNICOR, GINGER MAE, SMA and UCFI, have guaranteed the Company's obligations under the Credit Facility, claims by the banks under the Credit Facility against such Subsidiaries are senior to the claims of holders of the Notes. As of May 31, 1997, the aggregate amount of the borrowings guaranteed by such Subsidiaries under the Credit Facility was approximately $523 million. As of May 31, 1997, Senior Indebtedness of the Company aggregated approximately $958 million.

     There can be no assurance that the Company's Subsidiaries will not enter into additional financing arrangements in the future that may restrict their ability to pay dividends to the Company.

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to maturity.

SINKING FUND

     There will be no sinking fund payments for the Notes.

COVENANTS

     The Notes contain, among others, the following covenants:

     Limitation upon Merger or Consolidation. The Company may not consolidate with or merge into any other corporation, or convey all or substantially all of its assets as an entirety to any Person, unless (1) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the assets of the Company as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with.

     For purposes of the preceding paragraph, assets of the Company which did not account for at least 50% of the consolidated net income of the Company for its most recent fiscal year ending prior to the consummation of such transaction shall not in any event be deemed to be all or substantially all of the assets of the Company.

     Limitation upon Mortgages and Liens. The Company may not create or assume, except in favor of the Company or a Wholly-Owned Subsidiary, any mortgage, pledge, lien or encumbrance upon any stock of any Subsidiary directly owned by the Company, any indebtedness of any Subsidiary to the Company or any other property of the Company, whether now owned or hereafter acquired, without equally and ratably securing the Notes. This limitation does not apply to certain permitted encumbrances as described in the First Supplemental Indenture
dated as of June   , 1997 to the Indenture, including (a) purchase money
mortgages entered into within specified time limits; (b) liens existing on acquired assets and certain liens created for the purpose of extending, renewing or refunding such liens or purchase money mortgages; (c) certain tax, materialmen's, mechanics', carrier's, workmen's, repairmen's and judgment liens, certain liens arising by operation of law and certain other similar liens; (d) liens in connection with certain government contracts; (e) certain mortgages, pledges, liens or encumbrances in favor of any state or local government or government agency in connection with certain tax-exempt financings; (f) liens to secure the cost of construction or improvement of any asset entered into within specified time limits; and (g) any mortgage, pledge or other lien or encumbrance not otherwise permitted under this provision; provided, the aggregate amount of indebtedness secured by all such mortgages, pledges, liens or encumbrances does not exceed the greater of $25,000,000 or 10% of the consolidated stockholders' equity of the Company.

     Maintenance of Net Worth. The consolidated stockholders' equity of the Company at the end of any fiscal quarter may not be less than $100,000,000 (without giving effect to any adjustment to consolidated stockholders' equity for such fiscal quarter pursuant to SFAS 115); provided that if the foregoing covenant is not satisfied for a fiscal quarter as a result, in whole or in part, of a change in generally accepted accounting principles which was implemented by the Company during such fiscal quarter, the Company shall not be in default of the foregoing covenant unless and until such covenant is not satisfied as of the last day of the fourth fiscal quarter following the fiscal quarter in which the change in generally accepted accounting principles was implemented by the Company; and provided further that this provision shall cease to be effective from and after the first date on which either (a) the Senior Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's or (b) no Senior Notes are outstanding (or if outstanding, such series of Senior Notes shall have been defeased in accordance with the terms of the Senior Indenture (as defined in the Prospectus)) and the Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's.

     Maintenance of a Consolidated Fixed Charge Coverage Ratio. The Company must maintain a Consolidated Fixed Charge Coverage Ratio for the Company of at least 1.75:1.0; provided that if the foregoing covenant is not satisfied for a period as a result, in whole or in part, of a change in generally accepted accounting principles which was implemented by the Company during the last fiscal quarter of such period, the Company shall not be in default of the foregoing covenant unless and until such covenant is not satisfied at the end of the twelve-month period ending as of the last day of the fourth fiscal quarter following the fiscal quarter in which the change in generally accepted accounting principles was implemented by the Company; and provided further that this provision shall cease to be effective from and after the first date on which either (a) the Senior Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's or (b) no Senior Notes are outstanding (or if outstanding, such series of Senior Notes shall have been defeased in accordance with the terms of the Senior Indenture) and the Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, for the twelve month period ended as of the last day of the most recent fiscal quarter, the ratio of (a) the sum of consolidated net income, consolidated interest expense and consolidated income tax expense deducted in computing consolidated net income (loss), in each case for such period, of the Company and its consolidated subsidiaries on a consolidated basis to (b) the sum of consolidated interest expense of the Company for such period and cash dividends paid on any preferred stock of the Company during such period, all determined in accordance with generally accepted accounting principles.

     "Wholly-Owned Subsidiary" means a Subsidiary of which all of the outstanding voting stock (other than directors' qualifying shares) is at the time, directly or indirectly, owned by the Company, or by one or more Wholly-Owned Subsidiaries of the Company or by the Company and one or more Wholly-Owned Subsidiaries of the Company.

     Neither the Notes nor the Indenture contain any provisions other than the foregoing which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. Except as provided above, neither the Notes nor the Indenture contain any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Notes nor the Indenture contain any provision which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

EVENTS OF DEFAULT

     The Notes shall be subject to the Events of Default set forth in the Prospectus.

DEFEASANCE

     The Notes are subject to the Company's legal defeasance option and covenant defeasance option as set forth under "Description of Debt
Securities -- Discharge, Legal Defeasance and Covenant Defeasance" in the Prospectus.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes initially will be represented by one or more Global Notes deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as described in the Prospectus, the Notes will be available for purchase in denominations of $1,000 principal amount, and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as the Notes are represented by the Global Notes, any payments in respect of the Notes will be made to DTC or its nominee, as the registered owner of the Global Notes. See "Description of Debt
Securities -- Book-Entry Debt Securities" in the Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in same-day funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

CONCERNING THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement-Basic Provisions dated February 19, 1997 and the related Terms
Agreement dated June   , 1997 (collectively, the "Underwriting Agreement") among
the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES
                        UNDERWRITER                           ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $
Salomon Brothers Inc .......................................
                                                                ------------
             Total..........................................    $125,000,000
                                                                ============

     The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such
price less a concession not in excess of   % of the principal amount of the
Notes. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of   % of the principal amount of the Notes to certain other dealers.
After the initial offering, the public offering price, concession and discount may be changed.

     There is no public market for the Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through The Nasdaq Stock Market. The Company has been advised by the Underwriters that, following completion of the offering of the Notes, each of the Underwriters intends to make a market in the Notes. Any market-making activities, however, may be discontinued at any time without notice. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with this offering (i.e., if they sell a principal amount of Notes that is greater than the amount set forth on the cover page of the Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

     The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Notes as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and their affiliates have engaged in transactions with, and performed services for, the Company in the ordinary course of business, and the Underwriters and their affiliates may from time to time engage in further transactions with, and perform additional services for, the Company or one or more of its affiliates.

PROSPECTUS

                     UNITED COMPANIES FINANCIAL CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

     United Companies Financial Corporation ("UCFC" or the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (ii) shares of its preferred stock, par value $2.00 per share (the "Preferred Stock"), and (iii) shares of its common stock, par value $2.00 per share (the "Common Stock") (the Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Debt Securities may be convertible or exchangeable into other series of Debt Securities, shares of Preferred Stock or shares of the Common Stock of the Company and the Preferred Stock may be convertible or exchangeable into other series of Preferred Stock, Debt Securities or shares of the Common Stock of the Company. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances the aggregate offering price of which will not exceed $500,000,000 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

     The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Debt Securities or Subordinated Debt Securities, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities, Preferred Stock or Common Stock and any other special terms, and (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Preferred Stock, Debt Securities or Common Stock and any other special terms, and (iii) in the case of Common Stock, the aggregate number of shares offered. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Company. The names of any underwriters or agents of UCFC involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February 19, 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          (c) The Company's Current Reports on Form 8-K filed on February 9, 1996, August 8, 1996, November 27, 1996, December 2, 1996, December 5, 1996
     and December 19, 1996;

          (d) The Company's Proxy Statement dated May 21, 1996 in connection with the Company's Annual Meeting of Shareholders held on June 28, 1996;

          (e) The description of the Company's Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed on August 5, 1994; and

          (f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 30, 1996.

     All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DALE
E. REDMAN, CHIEF FINANCIAL OFFICER, UNITED COMPANIES FINANCIAL CORPORATION, 4041 ESSEN LANE, BATON ROUGE, LOUISIANA 70809. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. REDMAN AT (504) 924-6007.

                             AVAILABLE INFORMATION

     UCFC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding the registrants that file electronically with the Commission, including the Company. The address of such Internet web site is (http://www.sec.gov). In addition, reports, proxy statements and other information concerning UCFC may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This

Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                                  THE COMPANY

GENERAL

     United Companies Financial Corporation (the "Company" or "UCFC"), founded in 1946, is a financial services holding company engaged in consumer lending. The Company's lending operations primarily are focused on the origination, purchase, sale and servicing of first mortgage, non-conventional, home equity loans which typically are not loans for the purchase of homes. These home equity loans, which are fixed and variable rate mortgage loans, are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions.

     The Company's home equity loan originations are accomplished primarily through the following distribution channels: (i) a retail branch network conducted through United Companies Lending Corporation(R) ("UC Lending"), (ii) a wholesale operation conducted through UNICOR MORTGAGE(R), Inc. and through GINGER MAE(R), a division of UC Lending, each of which offer home equity loan products, and (iii) a bulk loan purchase program conducted through Southern Mortgage Acquisition, Inc., which from time to time purchases pools of home equity loans from other lenders. In addition, the Company's lending operations include manufactured housing loan products offered through its wholly owned subsidiary, United Companies Funding, Inc. These manufactured housing contracts are made primarily to finance the purchase of new or used manufactured homes and typically are secured by a first lien security interest in the manufactured homes. The Company also began offering in mid-1996 a secured credit card product targeted to the Company's home equity loan customer base. These credit card loans typically are secured by a second lien, behind the Company's first lien, on the borrower's residence.

     Loan production is funded principally through proceeds of loan facilities pending loan sales. Substantially all of the loans originated or purchased by the Company are sold in the secondary market principally through securitization transactions.

     The Company is incorporated in the State of Louisiana, its headquarters is located at 4041 Essen Lane, Baton Rouge, Louisiana 70809, and its telephone number is (504) 924-6007.

GOVERNMENT REGULATION AND LEGISLATION

     The Company's lending operations are subject to extensive regulation, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions.

FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This Prospectus and any accompanying Prospectus Supplement contain and incorporate by reference forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following non-exclusive factors could cause actual results to differ materially from historical results or those anticipated: (1) changes in the performance of the financial markets, in the demand for and market acceptance of the Company's products, and in general economic conditions, including interest rates; (2) the presence of competitors with greater financial resources and the impact of competitive products and pricing; (3) the effect of the Company's policies; and (4) the continued availability to the Company of adequate funding sources.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes.

                               RATIOS OF EARNINGS

     The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the nine months ended September 30, 1996 and for each of the years in the five-year period ended December 31, 1995.

     The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

RATIO OF EARNINGS TO FIXED CHARGES

    NINE MONTHS           YEAR ENDED DECEMBER 31,
ENDED SEPTEMBER 30,   --------------------------------
       1996           1995   1994   1993   1992   1991
-------------------   ----   ----   ----   ----   ----
       4.3x           4.7x   5.9x   4.6x   2.4x   1.4x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS*

    NINE MONTHS           YEAR ENDED DECEMBER 31,
ENDED SEPTEMBER 30,   --------------------------------
       1996           1995   1994   1993   1992   1991
-------------------   ----   ----   ----   ----   ----
       3.5x           4.0x   5.9x   4.4x   2.4x   1.4x

---------------

* The Company had no preferred stock outstanding other than for a portion of the year ended December 31, 1993 and from and after June 16, 1995. The preferred stock dividends declared during such period have been increased to an amount representing the pre-tax earnings which would be required to cover such dividends.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms and provisions of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

     The Company primarily conducts its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

     The Senior Debt Securities are to be issued under an indenture dated as of October 1, 1994, as supplemented from time to time (the "Senior Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of February 19, 1997, as supplemented from time to time (the "Subordinated Indenture"), between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable Indenture. Unless otherwise noted below, section references below are to both Indentures.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior Debt Securities) as described under "-- Subordination" below. The Debt Securities may be issued in one or more series.

     The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

           (1) The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

           (2) The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

           (3) The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined.

           (4) The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

           (5) The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

           (6) The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

           (7) The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

           (8) The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

           (9) If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

          (10) Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

          (11) Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

          (12) Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

          (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

          (14) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.

          (15) If the principal of (and premium, if any) or interest on the Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities is denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

          (16) The date as of which any Offered Debt Securities shall be dated.

          (17) If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

          (18) If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).

          (19) The designation of the original Currency Determination Agent, if any.

          (20) The applicable Overdue Rate, if any.

          (21) If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.

          (22) Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.

          (23) If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

          (24) Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.

          (25) The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the applicable Trustee) or other agents with respect to the Offered Debt Securities.

          (26) If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

          (27) If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into shares of Common Stock and, if so, the terms and conditions, which may be in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.

          (28) Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).

     Each Indenture provides that the aggregate principal amount of Debt Securities that may be issued thereunder is unlimited. The Debt Securities may be issued in one or more series thereunder, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)

     In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

     The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

     All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "-- Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

     Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

     Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

     Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

     The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

EVENTS OF DEFAULT

     Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture. (Section 5.01)

     Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture. (Section 12.02) Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so. (Section 6.02)

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable. Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate. (Section 5.02)

     Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture. (Section 5.12)

     At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the applicable Indenture, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

MODIFICATION OR WAIVER

     Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture;
(9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect. (Section 11.01)

     With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby (1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)

     A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

     In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "-- Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)

     The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises), if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)

SUBORDINATION

     Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section 16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

     By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections
4.02 and 15.02 of the Subordinated Indenture)

     If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

     If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

     At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company in the applicable Indenture including any restrictive covenants described in the accompanying Prospectus Supplement and any other covenants applicable to the Debt Securities which are subject to covenant defeasance (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of (and premium, if any) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

PAYMENT AND PAYING AGENTS

     If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)

     If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series); provided, however, that if the Debt Securities of that series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt

Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

     No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

BOOK-ENTRY DEBT SECURITIES

     The Depository Trust Company. The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (and premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

     If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

     The Prospectus Supplement related to a given series will specify whether the holders of the Debt Securities may hold their securities through DTC if they are participants of DTC, or indirectly through organizations that are participants in DTC.

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, the Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

     None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Cedel Bank and Euroclear. If so specified in the applicable Prospectus Supplement, Debt Securities of a series to be issued in book-entry form and to be sold or traded in Europe may be represented by one or more Global Notes held through Cedel Bank, societe anonyme ("Cedel Bank") or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System (the "Euroclear Operator" or "Euroclear") and the holders of the Debt Securities may hold their securities through Cedel Bank or Euroclear if they are participants of such systems, or indirectly through organizations that are participants in such systems. Cedel Bank and Euroclear will hold omnibus positions on behalf of Cedel Bank Participants and Euroclear Participants (each as hereinafter defined), respectively, on the books of their respective depositaries (each, a "Euro-Depositary"), which in turn will hold such positions on the books of DTC.

     Transfers between Cedel Bank Participants and Euroclear Participants will occur in the ordinary way in accordance with their applicable rules and operating procedures. Cross-market transfers between persons holding directly or indirectly through DTC in the United States, on the one hand, and directly or indirectly through Cedel Bank Participants or Euroclear Participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Euro-Depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Euro-Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel Bank Participants and Euroclear Participants may not deliver instructions directly to the Euro-Depositaries.

     Because of time-zone differences, credits for securities in Cedel Bank or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, and will be dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Cedel Bank Participant or Euroclear Participant on such business day. Cash received in Cedel Bank or Euroclear as a result of sales of securities by or through a Cedel Bank Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Cedel Bank or Euroclear cash account only as of the business day following settlement in DTC.

     Cedel Bank is incorporated under the laws of Luxembourg as a professional depository. Cedel Bank holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled by Cedel Bank in any of 28 currencies, including United States dollars. Cedel Bank provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel Bank interfaces with domestic markets in several countries. As a professional depository, Cedel Bank is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants consist of recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or agents with respect to a particular series of Debt Securities. Indirect access to Cedel Bank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant, either directly or indirectly.

     The Euroclear System (the "Euroclear System") was created in 1968 to hold securities for participants of the Euroclear System ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions now may be settled by Euroclear in any of 32 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or agents with respect to a particular series of Debt Securities. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Brussels branch of a New York banking corporation that is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve Board and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawal of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relations with persons holding through Euroclear Participants.

     Distributions with respect to Debt Securities of a series held through Cedel Bank or Euroclear will be credited to the cash accounts of Cedel Participants or Euroclear Participants in accordance with the relevant system's rules and procedures, to the extent received by its respective Euro-Depositary. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. The applicable Prospectus Supplement with respect to a series of Debt Securities held through Cedel Bank or Euroclear will set forth certain income tax consequences to foreign investors. Cedel Bank or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder of Debt Securities under the applicable Indenture on behalf of a Cedel Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to its respective Euro-Depositary's ability to effect such actions on its behalf through DTC.

     Although Cedel Bank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of applicable Debt Securities among participants of DTC, Cedel Bank and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

  Conversion or Exchange Rights

     The terms and conditions, if any, upon which Debt Securities being offered are convertible or exchangeable into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Debt Securities.

  Concerning the Trustees

     The Company may from time to time maintain deposit accounts and conduct other banking transactions with The First National Bank of Chicago or The Bank of New York and their affiliated entities in the ordinary course of business.

  Certain Definitions

     Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

     "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except
(i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

     "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)

     "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest on (i) Indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)

     "Subsidiary" means any Corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such Corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Restatement of Articles of Incorporation of the Company (the "Articles of Incorporation") and the By-Laws, as amended, of the Company (the "By-Laws") and the Rights Plan of the Company dated as of July 27, 1994 between the Company and ChaseMellon Shareholders Services, L.L.C., as Rights Agent (the "Rights Plan"). The Articles of Incorporation are an exhibit to the Company's Current Report on Form 8-K dated November 27, 1996, the By-Laws are an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and the Rights Plan is an exhibit to Company's Registration Statement on Form 8-A.

     The Company is authorized to issue (i) 100,000,000 shares of Common Stock, par value $2.00 per share and (ii) 20,000,000 shares of Preferred Stock, par value $2.00 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of Directors. The Board of Directors may issue one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and the holders of other series of Preferred Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the Rights Plan, the Board of Directors authorized the issuance of 1,000,000 shares of Series A Junior Participating Preferred Stock to holders of rights issued under the Rights Plan. See "-- Rights Plan" below.

     As of December 31, 1996, 28,468,052 shares of Common Stock were issued and outstanding, excluding 1,159,682 treasury shares, and 1,955,000 shares of Preferred Redeemable Increased Dividend Equity SecuritiesSM, 6 3/4% PRIDESSM, Convertible Preferred Stock, par value $2.00 per share ("PRIDES") were issued and outstanding.

COMMON STOCK

  Dividends

     Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The declaration and amount of future dividends may depend, in part, on restrictive covenants contained in certain loan agreements.

  Voting Rights

     Holders of Common Stock are entitled to one vote for each share held of record. Except as discussed below, action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented.

  Other Rights

     Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation.

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholders Services, L.L.C. of New York, New York.

PRIDES

  General

     The PRIDES are shares of convertible preferred stock and rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The shares of PRIDES mandatorily convert into shares of Common Stock on July 1, 2000 (the "Mandatory Conversion Date") and the Company has the option to redeem the shares of PRIDES, in whole or in part, at any time and from time to time on or after July 1, 1998, and prior to the Mandatory Conversion Date at the Call Price (as defined herein), payable in shares of Common Stock. In addition, the shares of PRIDES are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

  Dividends

     Holders of shares of PRIDES are entitled to receive annual cumulative dividends at a rate per annum of 6 3/4% of the stated liquidation preference (equivalent to a rate of $2.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on each January 1, April 1, July 1, and October 1, or, if any such date is not a business day, on the next succeeding business day, commencing July 1, 1995.

  Mandatory Conversion

     On the Mandatory Conversion Date, unless previously redeemed or converted, each outstanding share of PRIDES are mandatorily convertible into (i) one share of Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a prior date).

  Optional Redemption

     Shares of PRIDES are not redeemable prior to July 1, 1998. At any time and from time to time on or after July 1, 1998, and ending immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Common Stock equal to the Call Price divided by the Current Market Price (as defined herein) on the applicable date of determination, but in no event less than .826 of a share of Common Stock at the time of issuance of the PRIDES, subject to adjustment as described herein. The number of shares of Common Stock to be delivered in payment of the applicable Call Price will be determined on the basis of the Current Market Price of the Common Stock prior to the announcement of the redemption, and the market price of the Common Stock may vary between the date of such determination and the subsequent delivery of such shares.

     The "Call Price" of each share of PRIDES is the sum of (i) $45.188 on and after July 1, 1998, to and including September 30, 1998, $45.040 on and after October 1, 1998, to and including December 31, 1998, $44.891 on and after January 1, 1999, to and including March 31, 1999, $44.743 on and after April 1, 1999, to and including June 30, 1999, $44.594 on and after July 1, 1999, to and including September 30, 1999, $44.446 on and after October 1, 1999, to and including December 31, 1999, $44.297 on and after January 1, 2000, to and including March 31, 2000, $44.149 on and after April 1, 2000, to and including May 31, 2000, and $44.00, on and after June 1, 2000, to and including July 1, 2000, and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

     The "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (x) the average of the Closing Prices (as defined below) of the Common Stock for the 15 consecutive trading days ending on and including such date of determination and (y) the Closing Price of the Common Stock for such date of determination; provided, however, that, with respect to any redemption of shares of PRIDES, if any event resulting in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such 15-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. The term "Closing Price" on any day means the last reported sales price on such day or, in case no such sale takes place on such day, the average of the reported closing high and low quotations, in each case on the Nasdaq National Market, or, if the Common Stock is not listed on the Nasdaq National Market, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the high bid and low-asked quotations of the Common Stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if no such quotations are available, the fair market value of the Common Stock as determined by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for such purpose.

     The "Common Equivalent Rate" is initially one share of Common Stock for each share of PRIDES and is subject to adjustment as appropriate in certain circumstances, including if the Company shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue certain rights (excluding the Rights (as defined under "Description of Capital Stock -- Rights Plan")) or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such issuance, or (f) pay a dividend or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company but excluding any cash dividends or distributions, other than certain extraordinary cash distributions, and dividends referred to in clause (a) above) unless such dividend or distribution is made to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such dividend or distribution.

  Conversion at the Option of the Holder

     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .826 of a share of Common Stock at the time of issuance of the PRIDES (the "Optional Conversion Rate"), equivalent to the Conversion Price of $53.24 per share of Common Stock at the time of issuance of the PRIDES, subject to adjustment as described herein. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the Common Stock from time to time, all as set forth herein. The right of holders to convert shares of PRIDES called for redemption will terminate immediately prior to the close of business on the redemption date.

  Voting Rights

     The holders of shares of PRIDES have the right with the holders of Common Stock to vote in the election of Directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of 4/5 of a vote for each share of PRIDES. On such matters, the holders of shares of PRIDES and the holders of Common Stock will vote together as one class except as otherwise provided by law or the Company's Articles of Incorporation. In addition, (i) whenever dividends on the shares of PRIDES or any other series of the Company's preferred stock (all series of which, including the shares of PRIDES, hereinafter are called the "Preferred Stock") with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of the shares of PRIDES (voting separately as a class) will be entitled to vote, on the basis of one vote for each share of PRIDES, for the election of two Directors of the Company, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of the shares of PRIDES may have voting rights with respect to certain alterations of the Company's Articles of Incorporation and certain other matters, voting on the same basis or separately as a series.

  Liquidation Preference and Ranking

     The shares of PRIDES rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference of each share of PRIDES is an amount equal to the sum of (i) $44.00 and (ii) all accrued and unpaid dividends thereon.

PREFERRED STOCK

     The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

  General

     Under the Company's Articles of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered;
(2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

     The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

  Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

     The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

  Voting Rights

     The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

DEPOSITARY SHARES

  General

     UCFC may elect to offer fractional interests in the Preferred Stock rather than whole shares of such securities. In such event, UCFC will provide for the issuance by a Depositary (as hereinafter defined) to the public of receipts ("Depositary Receipts") evidencing depositary shares (the "Depositary Shares"), each of which will represent a fractional interest in a share of a particular series of the Preferred Stock, as set forth in the Prospectus Supplement for such series of Preferred Stock.

     Certain general terms and provisions of the form of Deposit Agreement (as hereinafter defined), the Depositary Shares and the form of Depositary Receipts to which a Prospectus Supplement may relate are set forth below. The particular terms of the Preferred Stock offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Depositary Shares will be described in the applicable Prospectus Supplement. The descriptions below and in any Prospectus Supplement do not purport to be complete and are subject to and qualified in their entirety by reference to the Deposit Agreement and the Depositary Receipts, the forms of which are incorporated by reference in the Registration Statement of which this Prospectus is a part and the definitive forms of which will be filed with the Commission at the time of sale of such Depositary Shares.

     The shares of any series of Preferred Stock underlying Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $5,000,000 (the "Depositary"). The applicable Prospectus Supplement will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

     Depositary Shares will be evidenced by Depositary Receipts issued pursuant to a Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock in accordance with the terms of the offering as described in the applicable Prospectus Supplement.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon the surrender of Depositary Receipts at the office of the Depositary (unless the Depositary Shares have been previously called for redemption) and upon payment by the holder of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the number of whole shares of the Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts; provided, however, that the holder of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

  Dividends and Other Distributions

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary, with the approval of the Company, may sell such property and distribute the net proceeds from such sale to such holders.

  Redemption of Depositary Shares

     If a series of Preferred Stock underlying Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 45 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to the Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

  Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock held by the Depositary are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

  Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority in interest of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock underlying such Depositary Shares in connection with any liquidation, dissolution or winding up of the Company.

  Charges of Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of Preferred Stock and any redemption of Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreements to be for their accounts.

  Miscellaneous

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under a Deposit Agreement. The obligations of the Company and the Depositary under a Deposit Agreement will be limited to performance in good faith of their respective duties thereunder and neither entity will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Each entity may relay upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

  Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect only upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $5,000,000.

SPECIAL CHARTER, BY-LAW AND LOUISIANA LAW PROVISIONS

     Certain provisions of the Company's Articles of Incorporation, the Company's By-Laws, Louisiana law, and the Company's Rights Plan, may have the effect of delaying, deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Company's Common Stock or a proxy contest for control of the Company.

  Anti-Takeover Provisions in the Company's Articles of Incorporation and
By-Laws

     The Company's By-Laws, among other things: (1) authorize the Board of Directors exclusively to fix the number of directors by no less than a 66 2/3% vote and classify the Board into three classes with staggered terms; (2) provide procedures for the removal of directors and for filling vacancies on the Board;
(3) provide advance notice procedures for shareholder nominations and proposals; and (4) provide procedures for the calling of a special meeting of the shareholders.

     In addition, the Company's Articles of Incorporation, among other things, require the affirmative vote of the holders of not less than 80% of the total voting power of the Company to alter, amend or repeal the foregoing provisions of the Company's By-Laws.

     Other provisions of the Company's Articles of Incorporation: (a) provide that no action may be taken by the shareholders except at an annual or special meeting; (b) provide that a special meeting of the shareholders may be called only by a written request signed by the holders of no less than 66 2/3% of the total voting power of the Company; (c) provide that provisions (a) and (b) may not be amended, altered or repealed except by the affirmative vote of the holders of no less than 80% of the total voting power of the Company; and (d) eliminate the right of a director absent from a meeting of the Board or any committee thereof to give a proxy to another director or to a shareholder.

     Taken together, the foregoing provisions of the Articles of Incorporation and By-Laws of the Company (which provisions may not be amended, altered or repealed without the 80% shareholder vote) make more difficult, and thus may discourage, any attempt to gain control of the Company through a proxy contest or through the acquisition of the Company's Common Stock, and as a result, will tend to perpetuate the control of present management. The 80% voting requirements in certain of the foregoing provisions could allow the holders of just over 20% of the total voting power of the Company to defeat proposed actions that might be supported by persons holding a majority of the total voting power of the Company. As of December 31, 1996, the directors and executive officers of the Company were the beneficial owners of 5.2% of the outstanding shares of Common Stock.

     The Company's Articles of Incorporation contain other provisions that have intended "anti-takeover" effects. The Articles of Incorporation of the Company include certain provisions (the "Special Vote Provisions") requiring the affirmative vote of 80% of the outstanding shares of the Company's voting stock before the Company may enter into (i) a merger or consolidation with any other corporation, (ii) a sale or lease of substantially all of the assets of the Company to any other corporation, person or entity, or (iii) a sale or lease to the Company by any other corporation, person or other entity of assets having a value greater than $1 million in exchange for voting stock of the Company, in each case if such other corporation, person or other entity, directly or indirectly, owns or controls 10% or more of the Company's voting stock prior to any such transaction. The Special Vote Provisions apply only to the above-described transactions which do not receive prior approval of the Board of Directors.

     The Articles of Incorporation of the Company also contain certain provisions (the "Takeover Consideration Provisions") authorizing the Board of Directors, in evaluating an offer from a third party to merge with or acquire the shares or assets of the Company, to give due consideration to certain factors not directly related either to the price per share offered for or the then market price of the Company's Common Stock. The factors that the Board of Directors is authorized to consider under the Takeover Consideration Provisions include, without limitation: (i) the consideration being offered in the acquisition proposal as it relates to the then current value of the Company in a freely negotiated transaction, and to the Board of Directors' then estimate of the future value of the Company as an independent entity; (ii) the social, legal and economic effects of the acquisition proposal on the Company and its subsidiaries, and the franchisees, employees, suppliers, customers, creditors and business of the Company and its subsidiaries; (iii) the financial condition and earnings prospects of the potential offeror, including but not limited to, debt service and other existing or likely financial obligations of the potential offeror, and the possible effect of such condition upon the Company and its subsidiaries and other elements of the communities in which the Company and its subsidiaries operate or are located; and (iv) the competence, experience and integrity of the potential offeror.

     Pursuant to Section 92G of the Louisiana Business Corporation Law (the "LBCL"), the Board of Directors is also authorized to consider the factors set forth therein (which are generally comparable to those set forth in the Takeover Consideration Provisions) and any other factors which it deems relevant in evaluating a tender offer or an offer to make a tender or exchange offer or to effect a merger or consolidation.

     The Special Vote Provisions and the Takeover Consideration Provisions may be altered only by the affirmative vote of 80% of the outstanding shares of the Company's voting stock.

  Directors' and Officers' Exculpation and Indemnification

     The Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 92D of the LBCL, which specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful, or (iv) for any transaction from which the director or officer derived an improper personal benefit. With the exception of the items noted in (i) through (iv) above, the effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of his or her fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's or officer's fiduciary duty.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by Louisiana law.

     The Company has also entered into indemnification agreements with its directors and certain of its officers.

  Louisiana Fair Price and Control Share Acquisition Statutes

     As a Louisiana corporation, the Company is subject to the provisions of the LBCL which contain "fair price" and "control share acquisition" provisions. Each of these provisions imposes significant restrictions on the ability of an acquiror of a large block of voting stock of a Louisiana corporation to exercise control over the corporation.

     The "fair price" provisions are set forth in Sections 132-134 of the LBCL and are designed to restrict the ability of a Louisiana corporation to enter into mergers or other extraordinary corporate transactions with certain stockholders. These provisions require that certain business combinations between a Louisiana corporation and "interested stockholders" must be approved by (i) the corporation's Board of Directors, (ii) the affirmative vote of at least 80% of the voting stock of the corporation, and (iii) the affirmative vote of two-thirds of the voting stock of the corporation (excluding stock held by the interested stockholders), unless the business combination satisfies certain "fair price" tests regarding the payments to be made to stockholders and meets certain other procedural requirements. An "interested stockholder" is defined as any person (other than the corporation, any subsidiary of the corporation or any employee benefit plan of the corporation or any subsidiary) that is the beneficial owner of 10% or more of the voting stock of the corporation. In general, the "fair price" tests measure the value stockholders receive for their stock from an interested stockholder in transactions within a two year period.

     The "control share acquisition" provisions of the LBCL are set forth in Sections 135-140.2. In general, these provisions provide that persons who, after May 4, 1987, acquire stock that would normally entitle them to exercise 20% or more of the voting power of the corporation will not be able to vote the shares acquired by them in excess of 20% of such voting power unless their ability to vote is reinstated by the stockholders of the corporation at a meeting held after the acquiring person requests such a vote. A corporation is required to call such a meeting only if the person proposing to make a control share acquisition (an "acquiring stockholder") has demonstrated a financial ability to make a successful acquisition and such proposed acquisition is lawful. At such a meeting, the voting rights of the acquiring stockholder will be reinstated for shares held by the acquiring stockholder in excess of 20% of the Company's voting power if approved by the affirmative vote of (i) a majority of all shares of the Company then entitled to vote and (ii) a majority of all shares of the Company then entitled to vote (excluding shares beneficially owned by the acquiring stockholder, its officers and its directors who are also its employees). If the voting rights of the acquiring stockholder are reinstated, such stockholder can acquire additional voting shares within certain threshold levels, without obtaining additional stockholder approval. However, if the acquiring stockholder acquires additional shares in an acquisition that places such stockholder above the threshold ownership levels of one-third and one-half of all voting shares, the additional shares acquired in such an acquisition in excess of such ownership levels will not have voting rights unless reinstated by the stockholders pursuant to the voting procedures described above. A corporation must call a stockholders' meeting within 50 days of the date that both the corporation and the proposed acquiring stockholder file definitive proxy materials with the Commission.

RIGHTS PLAN

     On July 27, 1994, the Board of Directors of the Company redeemed the rights issued under the rights plan adopted in February 1989, adopted the Rights Plan, declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on August 6, 1994, and authorized the issuance of one Right with respect to each share of Common Stock issued after August 6, 1994, and before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.

     Each Right entitles the registered holder upon exercise on and after the Distribution Date to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $2.00 per share (the "Preferred Shares"), of the Company at a price of $240.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and the Preferred Shares into which such Rights are exercisable, are set forth in the Rights Plan.

     The "Distribution Date" occurs on the earliest of the close of business on
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, (ii) the tenth day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of Common Stock, or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such person not acquiring more than a specified amount of stock and/or such person not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person. Until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. The Rights will expire on July 31, 2004 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

     The Purchase Price payable, and the number of Preferred Shares or other securities of property issuable, on exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Preferred Shares or other events described in the Rights Plan.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock, Finally, in the event of merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights Plan contains a "flip-over" feature allowing the exercise of the Rights so that the holder thereof (except those Rights held by the Acquiring Person) will receive shares of Common Stock of the

Acquiring Person at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-over" feature provides that in the event that the Company is acquired by an Acquiring Person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the Purchase Price.

     The Rights Plan also contains a "flip-in" feature allowing holders of Rights (except those held by an Acquiring Person) to purchase Common Stock of the Company at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-in" feature provides that in the event that (i) any person becomes the beneficial owner of 25% or more of the outstanding Common Stock (unless such person first acquires 25% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders, employees, customers and communities in which the Company does business), (ii) any person is declared by the Board of Directors to be an Adverse Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions set forth in the Rights Plan, or (iv) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in the event that there are insufficient authorized shares of Common Stock substitute consideration such as cash, property, or other securities of the Company) having a market value of two times the Purchase Price.

     At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person of 25% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the tenth day following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price. The date on which the redemption of the Rights occurs pursuant to the foregoing provisions is referred to herein as the "Redemption Date."

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Common Stock then known to the Company to be beneficially owned by any Acquiring Person and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely effect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of a Right will not, by reason of being such a holder, have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Company to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom UCFC has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from UCFC and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The legality of the Debt Securities will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. The legality of the Common Stock and Preferred Stock will be passed upon for the Company by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. As to matters governed by the laws of the State of Louisiana, Stroock & Stroock & Lavan LLP and Simpson Thacher & Bartlett will rely upon Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation). As of December 31, 1996, individual stockholders of the firm of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) owned, directly or indirectly, approximately 50,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from UCFC's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........   S-3
Selected Financial and Other Data....   S-7
Investment Considerations............   S-9
Use of Proceeds......................  S-12
Ratios of Earnings...................  S-12
Capitalization.......................  S-13
Description of the Notes.............  S-14
Underwriting.........................  S-18

                PROSPECTUS
Incorporation of Certain Documents by
  Reference..........................     2
Available Information................     2
The Company..........................     4
Use of Proceeds......................     5
Ratios of Earnings...................     5
Description of Debt Securities.......     6
Description of Capital Stock.........    21
Plan of Distribution.................    33
Legal Opinions.......................    34
Experts..............................    34

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                                  $125,000,000

                                      LOGO

                                UNITED COMPANIES
                             FINANCIAL CORPORATION

                             % SUBORDINATED NOTES
                                    DUE 2005

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                             PROSPECTUS SUPPLEMENT
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                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

                                 JUNE   , 1997
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